Filed by: TeraWulf Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IKONICS Corporation

Mining powers B itcoin . TeraWulf POWERS SUSTAINABLE MINING . June 2021 Merger Announcement Nasdaq: WULF * * Pending

This presentation is being delivered to a limited number of parties evaluating TeraWulf Inc . (“TeraWulf” or the “Company”) and is meant for informational purposes only . Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior written consent of TeraWulf is prohibited . This presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of TeraWulf or any of its affiliates’ or partner’s securities (as such term is defined in the United States Securities Act of 1933 , as amended ) . The securities of TeraWulf have not been registered with the U . S . Securities and Exchange Commission (SEC) or any other regulatory or governmental authority, nor have any of the foregoing passed upon the accuracy or adequacy of the information presented . This presentation is intended to be a summary only and does not purport to contain all of the information that may be required to evaluate a possible transaction . This presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any investor . All investors should consider such factors in consultation with a professional advisor of their choosing when deciding if an investment is appropriate . This presentation is not intended to form the basis of any investment decision by recipient and does not constitute investment, tax or legal advice . Neither this presentation nor anything in it shall form the basis of any contract or commitment . The Company has prepared this presentation based on information available to it, including information derived from public sources that have not been independently verified . No representations or warranties, express or implied are given in, or in respect of, this presentation by TeraWulf or any of its affiliates, partners, directors, officers, employees or advisors or any other person as to the accuracy or completeness of the information in this presentation (including as to the accuracy or reasonableness of statements, estimates, targets, projections, assumptions or judgements) or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction, except as required by law, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto . Accordingly, none of TeraWulf or any of its affiliates, partners, directors, officers, employees or advisers or any other person shall be liable for any direct, indirect or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this presentation and any such liability is disclaimed . This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts . Terms such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” “target,” “goal,” “objective,” “outlook,” and similar expressions may identify forward looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements in this presentation may include, for example, statements about : • General political and economic conditions ; • Our selection of prospective target businesses ; • Significant competition for business combination opportunities ; • Our ability to complete an initial public offering or any initial business combination ; • Our success in retaining or recruiting, or changes required in, our officers or directors following an initial business combination ; • Our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving an initial business combination ; • Our ability to obtain additional financing to complete an initial business combination ; • The ability of our officers and directors to generate a number of potential acquisition opportunities ; and • Market risks, regulatory risks and operational risks . There can be no assurance that future developments affecting TeraWulf will be those that it has anticipated . Such forward - looking statements involve a number of risks, uncertainties (some of which are beyond our control) and other assumptions that may cause actual results or outcomes to differ materially from those indicated by such forward - looking statements . We undertake no obligation to update and revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required by law . Y ou are cautioned not to place undue reliance upon any forward - looking statements, which, unless otherwise indicated herein, speak only as of the date made . This presentation contains financial forecasts or projections with respect to TeraWulf, including TeraWulf's projected total revenue, gross profit, EBITDA and capital expenditures for 2021 - 2027 . Such projected financial information constitutes forward - looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See statement regarding forward - looking statements above . Actual results may differ materially from the results contemplated by the projected financial information in this presentation . These projections are provided solely for illustrative purposes, and there can be no assurances that any projections or targets will ultimately be realized, in the manner illustrated herein or at all . The independent auditors of TeraWulf did not audit, review, compile or perform any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation . This presentation includes certain non - GAAP financial measures, such as EBITDA and Free Cash Flow, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and that may be different from non - GAAP financial measures used by other companies . TeraWulf believes that the use of these non - GAAP financial measures provides an additional tool for investors and potential investors to use in evaluating ongoing operating results and trends of the Company . These non - GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP . To the extent that forward - looking non - GAAP measures are provided, they are presented on a non - GAAP basis without reconciliations of such forward - looking non - GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation . This presentation also includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . In connection with the proposed mergers, TeraWulf intends to file a proxy statement with the SEC, which will be distributed to TeraWulf’s shareholders in connection with TeraWulf’s solicitation of proxies for the vote by TeraWulf’s shareholders with respect to the proposed mergers and other matters described in the proxy statement . TeraWulf will mail a definitive proxy statement, when available, to its shareholders . Investors and security holders are urged to read the proxy statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about TeraWulf, IKONICS Corporation and the proposed mergers . Investors and security holders may obtain free copies of the preliminary proxy statement and definitive proxy statement (when available) and other documents filed with the SEC by TeraWulf through the website maintained by the SEC at http : //www . sec . gov, or directing a request to info@TeraWulf . com . TeraWulf and IKONICS Corporation and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed mergers . Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed mergers when they become available . Potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions . You may obtain free copies of these documents as indicated above . This presentation has been prepared by TeraWulf and includes market data and other statistical information from sources believed by TeraWulf to be reliable, including independent industry publications, governmental publications or other published independent sources . Some data is also based on good faith estimates of TeraWulf, which in each case are derived from its review of internal sources as well as the independent sources . Although TeraWulf believes these sources are reliable, TeraWulf has not independently verified the information and cannot guarantee its accuracy and completeness . All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and the use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names . Third - party logos included herein may represent past customers, present customers or may be provided simply for illustrative purposes only . Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses . DISCLAIMER

TRANSACTION OVERVIEW 3 TeraWulf and IKONICS Corporation (Nasdaq: IKNX) have entered into a definitive merger agreement, paving way for a U.S. publicly traded ESG - focused bitcoin mining company with plans to use 90%+ zero - carbon energy 1) IKONICS and TeraWulf cash balances as of March 31, 2021, pro forma for the transaction $5.00 per share cash right (assumes IKNX shares outstanding as of 5/7/2021 ), IKONICS loan purchase on 4/1/2021 and TeraWulf $50mm Private Raise 2021 (completed in June), assumes no transaction or legal fees and no Capital Raise 2021 prior to closing Transaction Structure ▪ TeraWulf to merge with IKONICS Corporation (Nasdaq: IKNX) through a top hat merger structure in a stock and cash transaction that also includes a Contingent Value Right (“CVR”) as described below ▪ Upon closing, IKONICS will rebrand to TeraWulf Consideration ▪ IKNX shareholders to receive: 1) 2% of pro forma capitalization 2) CVR representing 95% of the net proceeds from any sale of the legacy existing business and assets of IKONICS realized within 18 - months of closing 3) Cash right equal to $5.00 per share of IKNX common stock Pro Forma Combined Cash ▪ Approximately $48mm of net cash held on pro forma balance sheet (1) ▪ In connection with the transaction, the parties to the mergers may pursue a capital raise to fund ongoing capex requirements. Portions of this presentation assume the consummation of such capital raise; however, the closing of the mergers are not contingent on such financing and there can be no assurances that such financing will be obtained in the amounts presented herein or at all (the “Capital Raise 2021”) Timing and Approvals ▪ The transaction is expected to close in H2 2021, subject to the receipt of regulatory approvals, the approval of IKONICS and TeraWulf shareholders, and other customary closing conditions ▪ Upon closing, the combined company expects to be listed on Nasdaq under the symbol “WULF”

TERAWULF BUSINESS OVERVIEW

TERAWULF

TeraWulf is a leading sustainable bitcoin ("BTC") mining company that maximizes the energy-to-crypto value chain through power supply optimization

Energy Supply Optimization
Low-cost, 90%+ sustainable power

- Owned and operated mining facilities will benefit from one of the lowest electricity costs among peers
- Commitment to Environmental, Social, and Governance ("ESG"): dedicated 90%+ environmentally sustainable, low cost, and reliable power sources supported by premier site locations(1)
- Technology, infrastructure, and operations expertise ensures reliable and responsive power supply

Best-in-Class Execution
30+ years of experience

- Founded by senior executives of Beowulf with a proven track record of complex and large-scale crypto mining data center development(2)
- Mining services agreements with Beowulf's wholly-owned affiliate, Beowulf Electricity & Data Inc.
- One-stop provider of full scope services from design and deployment to operations and maintenance

Expedited Time to Market
Key relations and site control

- Demonstrated ability to scale and rapidly increase bitcoin production capacity
- Established supply chain and priority relationships with key vendors ensures smooth and timely execution
- Site work underway with lease, energy interconnection, and power purchase agreements in place

Global Scale with Active Pipeline
Headroom to grow into 800+ MW

- Significant dedicated power capacity available to scale up hashpower and leverage fixed costs
- Capacity of 550 MW in active development with line of sight to additional 250 MW at current sites(3)
- Management's deep network provides unique access to energy assets

1) Power sourced from hydro, nuclear, and solar (see Page 11). Claims relating to "ESG", "zero-carbon", "environmentally sustainable" and similar principles herein have not been in any way certified or otherwise formally assessed by reference to industry frameworks or principles
2) Beowulf Energy LLC ("Beowulf"), founded by Paul Prager in 1990, is a premier energy infrastructure company with an extensive and solid track record across a broad spectrum of energy-related industries
3) Represents planned MW capacity expansion at current sites, subject to authorization of such expansion and entry into long-term power supply arrangements

4

INVESTMENT HIGHLIGHTS

TERAWULF

1. TeraWulf plans to establish itself as a global bitcoin mining leader with (i) total expected capacity of 800 MW[1] and (ii) projected computational power in excess of 23 exahash per second ("EH/s") by 2025[2]
2. Strong position on the global cost curve underpinned by direct access to cheap electricity, cost-efficient O&M, and attractive locations of bitcoin mining centers
3. Focus on sustainable energy with 90%+ power sourced from hydro, nuclear, and solar
4. Unique power expertise, capabilities and track record required for efficient deployment, scale, and management of large-scale digital asset infrastructure
5. TeraWulf offers attractive asset exposure while bitcoin experiences increasing institutionalization
6. Provides exposure to bitcoin with a differentiated miner like TeraWulf

1) 550 MW in active development with line of sight to additional 250 MW
2) TeraWulf hashrate based on current and future planned miner orders (assumes the Capital Raise 2021)

5

TERAWULF LEADS THE PACK

TERAWULF

Control of mining value chain, ample low-cost sustainable power, and operating expertise sets TeraWulf apart from its public peers

		TERAWULF	TeraWulf Lead	RIOT BLOCKCHAIN	MARATHON DIGITAL HOLDINGS	Cipher MINING	GREENIDGE GENERATION
Market Cap (USD) (1)				$3.3bn	$2.9bn	$2.5bn(2)	$1.3bn(3)
Projected Mining Capacity(4)	2022E	375 MW	*#1(5)*	257 MW	325 MW	445 MW(5)	85 MW
	2023E	550 MW	*#1*	500 MW	*Not disclosed*(6)	545 MW(5)	*Not disclosed*
Projected Electricity Cost ($/kWh)		$0.025	*#1(8)*	$0.025 Whinstone US	$0.045 Compute North	$0.027(7)	$0.022(8)
Power Sources		Hydro Nuclear Solar	*90%+ Zero-Carbon*	*Not disclosed*	70% Carbon Neutral	Thermal	Thermal

Source: Company Websites, Press Releases and Filings, Management estimates, CapitalIQ
1) Market data as of 6/24/21
2) Implied market cap based on Good Work's share price as of 6/24/21
3) Implied post closing market cap based on Support.com share price as of 6/24/21
4) According to Management estimates, where not publicly disclosed, assumes TeraWulf Capital Raise 2021
5) Cipher 2023E MW subject to greenfield expansion. TeraWulf's capacity represents availability at current sites
6) 300 MW Compute North and 100 MW Hardin facility, but 2023E target not disclosed
7) Does not include profit sharing with suppliers
8) Greenidge's advertised electricity cost is net of power generation revenues. TeraWulf's position among peers is #1 for gross electricity cost for mining activities

6

TERAWULF'S COMPETITIVE ADVANTAGE DRIVES MINING PROFITABILITY

TERAWULF

Industrial-scale mining facilities will be directly connected to low-cost sustainable energy



BEST-IN-CLASS
AVERAGE
Higher Efficiency (hashes per joule)
100+
90-100
80-90
70-80
60-70
50-60
40-50
30-40
TERAWULF
0-1
1-2
2-3
3-4
4-5
5-6
Electricity Price (cents per kWh)

TeraWulf computing power to be deployed[4]

REVENUES

TeraWulf Hashrate / Network Hashrate[1] X BTC Price X Global Mining Rewards (6.25 block reward[2] x 52,560 blocks per year)

Less

EXPENSES

Price of Miners + Cost of Electricity[3] + O&M Expenses

Equals Mining Profitability

TeraWulf's Strategic Advantage

Well positioned relative to peers to be profitable even at depressed bitcoin prices, due to efficient energy cost structure and dynamic properties of Network Hashrate

1) Bitcoin total network hashrate ("Network Hashrate"), Management estimates and projections assume a starting Network Hashrate of 150,000 PH/s (see Financial Overview section and Risk Factors)
2) The block reward is cut in half after every 210,00 blocks are mined (approx. every 4 years). The latest halving occurred in May 2020
3) Globally, the average electricity rate paid by miners is estimated to be $0.046 per kWh according to University of Cambridge (https://cbeci.org/)
4) Illustrative and according to management's estimates

7

STRONG COMMITMENT TO ESG

ESG is at the core of TeraWulf's corporate strategy and ties directly to its business success, risk mitigation and reputational value

- ✓ Health and safety are #1 priority
- ✓ Diverse Management team
- ✓ Strong employee culture
- ✓ Engagement with key stakeholders
- ✓ Support and invest in the communities in which we operate


SOCIAL
ENVIRONMENT
GOVERNANCE
SAFETY
RESPECT
INTEGRITY
EXCELLENCE
COMMITMENT
TERAWULF

- ✓ Currently 90%+ zero-carbon energy with target of 100% by 2028
- ✓ Environmental stewardship
- ✓ Strict compliance with regulation

- ✓ Leading governance practices
- ✓ Business integrity and ethics
- ✓ Responsible supply chains
- ✓ Transparency and accountability

TeraWulf mines domestically produced environmentally sustainable bitcoin while adhering to the highest mining, supply chain, and business practices

8

GROWING ROLE OF ESG IN THE FUTURE OF BITCOIN

TERAWULF

Recent scrutiny in ESG status of sources of energy powering bitcoin mining suggests significant market demand and opportunity for alternative solutions

Elon Musk

Announced that Tesla has suspended vehicle purchases using BTC until mining transitions to clean energy – *May and June 2021*

"When there's confirmation of reasonable (~50%) clean energy usage by miners with positive future trend, Tesla will resume allowing Bitcoin transactions"

The Economist

Totaling up BTC's Environmental Costs – *Apr 2021*

"Without regulation, mining in China could consume as much energy as Italy by 2024... and could become a non-negligible barrier to China's efforts to decarbonize its economy"

UNIVERSITY OF CAMBRIDGE

Where Are we on PoW's Energy Consumption? – *Sep 2020*

"A significant majority of hashers (76%) use renewable energies as part of their energy mix. However, the share of renewables in hashers' total energy consumption remains at 39%"

Kevin O'Leary

Announced that he would allocate 3% of his personal portfolio to crypto but that he will not buy BTC that causes energy waste and environmental change – *Apr 2021*

There are "two kinds of coin, blood coin from China, (and) clean coin mined sustainably in countries that use hydroelectricity, not coal"

coindesk

Does BTC Have an Energy Problem? – *Apr 2021*

"BTC now uses a meaningful amount of energy, making up roughly 0.58% of global energy consumption. If BTC were a country it would be ranked 29th in energy consumption, between Ukraine and Argentina (as of April 18, 2021)"

COINTELEGRAPH

90% of BTC mining comes from 'dirty energy' – *Mar 2021*

"It would benefit the crypto community if we did more mining in the U.S. because we produce clean energy so it would change that (negative) narrative and that dynamic"

- Miami Mayor Francis Suarez

TeraWulf provides an environmentally friendly solution to the most pressing issues facing bitcoin today

Source: Twitter, CNBC, The Economist, coindesk.com, Cambridge Centre for Alternative Finance, cointelegraph.com

9

SOCIALLY RESPONSIBLE

TERAWULF

TeraWulf's social tenets, combined with bitcoin's ethos of decentralization, fosters a socially-responsible medium for communities around the world

TeraWulf's Social Tenets

- Healthy Employees
- Exceptional Working Conditions
- Employee Engagement
- Community Service
- Ethical Supply Chain Management
- Highest Safety Standards

TERAWULF

The Social Case for Bitcoin

Demand for Social Good

Driven to put their dollars towards social good, Millennials invest in companies targeting social / environmental goals at twice the rate of the total individual investor population[1]

Financial Inclusion

BTC is an accessible and inclusive solution[3] for the 2 billion people that have limited or no access to basic banking services, providing financial stability and creating opportunities for upward mobility[2]

Safe Store of Value

Hyperinflation, capital controls, and unstable governments are validating the need for decentralized finance for underrepresented communities and fueling the rapid adoption of BTC around the world[3]

"For me, Bitcoin changes absolutely everything. What I'm drawn to the most about it is the ethos, what it represents... Whatever I can do, whatever my companies can do to make [Bitcoin] accessible to everyone, that is what I will do for the rest of my life... I don't think there is anything more enabling for people around the world" -Jack Dorsey, CEO of Square and Twitter, 2021

TeraWulf's ESG-focused mining operations will aid the zero-carbon transition to a decentralized financial system that is inclusive and supportive for all people

1) Source: Morgan Stanley (https://www.morganstanley.com/pub/content/dam/msdotcom/ideas/sustainable-signals/pdf/Sustainable_Signals_Whitepaper.pdf)
2) Source: World Bank 2020 Annual Report (https://www.worldbank.org/en/about/annual-report#anchor-annual)
3) Source: Frankfurt School Blockchain Center (http://explore-ip.com/2019_The-Impact-of-Crypto-Currencies-on-Developing-Countries.pdf)

10

DIFFERENTIATED POWER SUPPLY AND ABILITY TO SCALE

Unique power expertise, capabilities and track record required for efficient deployment, scale, and management of large-scale digital asset infrastructure

Direct access to cheap emission free electricity

- Long-term power supply arrangements for up to 300 MW from a PJM 2.5 GW nuclear facility[1]
  - 100 MW available in April 2022
  - Incremental 200 MW available by 3Q 2022
  - 100% emission free
  - Potential for further expansion beyond 300 MW
- Long-term power supply arrangement from hydro facilities in Upstate New York for 300 MW
  - Initial allocation of 90 MW will be available at the site beginning in November 2021
  - In 2020, 90% of energy production in Zone A (location of site) was from zero emission sources[2]
  - Significant ability to scale up energy supply as miner load grows
  - Ability to scale further at existing mining facility sites
- ✓ Advantageous access to power generation from established operating, commercial, and industry partners

TeraWulf expected to reach 800 MW by 2025 sourced from an additional 250 MW at current sites[3]



TERAWULF
800 MW(3)
550 MW
2021-2023
2024-2025

1) Represents gross figures; 150 MW net of Talen Energy Corporation's ownership of Joint Venture with TeraWulf (Nautilus Cryptomine LLC)
2) According to NYISO 2021 Power Trends Report 90% of Zone A market energy comes from zero-carbon sources, together combining for 90%+ zero-carbon energy sources for TeraWulf as estimated by Management. Claims relating to "ESG", "zero-carbon", "environmentally sustainable" and similar principles herein have not been in any way certified or otherwise formally assessed by reference to industry frameworks or principles
3) Represents planned MW capacity expansion at current sites, subject to authorization of such expansion and entry into long-term power supply arrangements providing for offtake of such capacity by TeraWulf see Risk Factors

11

TERAWULF OFFERS ATTRACTIVE ASSET EXPOSURE

TERAWULF

Cost curve leadership and mining economics provide attractive exposure to BTC price volatility, relative to less competitive mining peers and buying and holding BTC alone

Leadership on Cost Curve is a Competitive Advantage

Illustrative TeraWulf BTC Revenue Sensitivity to $/BTC

% change annual BTC Revenue from no-growth baseline (BTC @ $35K flat)



2% +/- BTC monthly growth rate(1),(2)
1% +/- BTC monthly growth rate(1),(2)
0% BTC monthly growth rate
Illustrative Price of BTC
129%
101%
59%
29%
13%
4%
4%
12%
26%
40%
56%
58%
$131K/BTC
UPSIDE
$68K/BTC
TERAWULF
$35K/BTC
No Growth Baseline BTC Rev. Per Year (BTC @ $35K flat)
$35K/BTC
(6%)
(13%)
(22%)
(20%)
(13%)
(30%)
(10%)
(23%)
(39%)
(42%)
(45%)
(61%)
$18K/BTC
DOWNSIDE
$9K/BTC
6/24/2021
12/31/2026
2021E
2022E
2023E
2024E
2025E
2026E

Clear Line of Sight[3]

- 30,000 miner total (90 MW / 3.0 EH/s) across two equal orders contracted in June 2021 with Bitmain
- 30,000 miner order (100 MW/3.0 EH/s) contracted in March 2021 with Miner-Va

Under contract Planned

Phase	Projected Initial Delivery Date	# of Miners	Hashrate Added[4]
I	11/1/2021	21,521	2.15 EH/s
II	1/1/2022	28,694	2.87 EH/s
III	4/1/2022	14,347	1.43 EH/s
IV	7/1/2022	43,042	4.30 EH/s
V	6/1/2023	50,215	5.02 EH/s
VI	1/1/2024	43,042	4.30 EH/s
VII	1/1/2025	28,694	2.87 EH/s
		229,555	22.96 EH/s

Source: According to management estimates (see Financial Overview section). Illustrative sensitivity excludes potential impact of further volatility in price of BTC and Network Hashrate (see Risk Factors)

Note: Assumes high power prices and inefficient miners create a ceiling on network difficulty by retiring when mining costs are greater than the cost of BTC created

1) Assumes initial BTC base price of ~$35K as of 6/24/2021 and illustrative monthly growth rates of (2%), (1%), 0%, +1% and 2%, resulting in illustrative prices of BTC of $9K, $18K, $35K, $68K and $131K by YE 26E
2) Assumes initial Network Hashrate of 150 EH/s and Network Hashrate growth of 1% or up to 12.5 EH/s per month as based on economic decision of competing miners subject to assumed price of BTC
3) Orders placed with down payments, subject to funding requirements for remaining purchase price
4) Assumes constant miner efficiency over time at current 100 TH/unit

12

6

PROVIDES EXPOSURE TO BITCOIN WITH A DIFFERENTIATED MINER LIKE TERAWULF

TERAWULF

TeraWulf is a Compelling Vehicle for BTC Exposure

- ✓ Generates bitcoins over useful life of mining equipment
  - – Opportunity to create incremental bitcoin and long-term value relative to single direct investment in bitcoin standalone
- ✓ Option to sell or hold bitcoin on balance sheet
- ✓ Bitcoin price resiliency due to miner cost curve leadership and benefits of scale to operations
  - – BTC breakeven price of $5,809 for 2022E
  - – In downward market, less competitive peers are forced to exit, lowering Network Hashrate to the benefit of TeraWulf
- ✓ ESG attributes of bitcoin mined by TeraWulf
- ✓ Exposure to bitcoin through Nasdaq public company with stock traded in USD
- ~ Subject to cost structure and operations of the mining company
- ~ Subject to Network Hashrate, mining difficulty, halving, and price of bitcoin
- ~ No longer economical below breakeven price

Projected Cumulative BTC Mined by TeraWulf

Cumulative bitcoins mined by TeraWulf[1]



62% CAGR '22E to '26E
178
10,158
26,728
43,748
57,665
70,769
2021E
2022E
2023E
2024E
2025E
2026E

✓ Increasing bitcoin institutionalization supports future value

First Movers → **Future Institutionalization**

AT&T, ICE, CME Group, coinbase, Morgan Stanley, J.P.Morgan, Goldman Sachs, BCG, Fidelity, Microsoft, Stanford University, Square, MIT, PayPal

Institutionalization of Bitcoin:
- ✓ Leads to higher demand for finite supply of 21mm bitcoin that can be mined in total
- ✓ Eases volatile nature of the market
- ✓ Leads to wider acceptance and new uses of bitcoin (including loans and new investment products)

Source: According to Management estimates (assumes the Capital Raise 2021). Projections exclude potential impact of further volatility in price of BTC and Network Hashrate (see Risk Factors)
Note: Assumes initial BTC base price of ~$35K as of 6/24/2021 and illustrative monthly growth rate of 1% resulting in illustrative prices of BTC of $68K by YE 26E, Network hashrate of 442 EH/s by YE 26E assuming 1% Network Hashrate growth rate or up to 12.5 EH/s per month as based on economic decision of competing miners subject to assumed price of BTC and BTC halving in 6/24E. And also assumes high power prices and inefficient miners retire when mining costs are greater than the cost of BTC created
1) Total cumulative BTC earned including quantity mined and transaction fees awarded, transaction fees are a percentage of total BTC earned and are assumed to increase per block, starting at 7.5% and growing to 8%, 10%, 12%, 19% and 28% of Total BTC earned, over time according to Management's estimates and assuming fully funded Capex Plan

13

Executive at Beowulf Energy; previously at Evercore Partners Founder and President of Beowulf Energy; Trustee of USNA Foundation Executive at Beowulf Energy; previously energy M&A and project finance at Goldman Sachs General Counsel at Beowulf Energy; previously a corporate attorney at Paul, Weiss STRONG MANAGEMENT PAUL PRAGER CEO NAZAR KHAN COO KERRI LANGLAIS CSO KEN DEANE CFO 25+ years of finance, accounting, and executive experience in power, high tech and public accounting industries TeraWulf’s executive team has 30+ years of experience in technology, energy, and infrastructure facilities management and development STEFANIE FLEISCHMANN CLO 14

Financial Overview

16 FINANCIAL HIGHLIGHTS Proven track record of scaling mining business with line of sight into 2 3 + EH/s 1 Unique access to environmentally sustainable energy and one of the lowest electricity costs among peers at $0.025 per kWh 2 Conservative initial capital requirements to scale to 800 MW (1) 3 Immediate EBITDA margins of 80 % with BTC breakeven price of $5,809 for 2022E 4 O&M arrangements with Beowulf Electricity & Data Inc. minimize corporate cost structure 5 Source: According to Management estimates ( assumes the Capital Raise 2021 ). Projections exclude potential impact of further volatility in price of BTC and Network Hashrate (see Risk Factors) 1) 550 MW in active development with line of sight to additional 250 MW

178 9,980 16,571 17,020 13,917 13,105 2021E 2022E 2023E 2024E 2025E 2026E 0.7 7.2 13.1 19.5 22.6 23.0 2021E 2022E 2023E 2024E 2025E 2026E MW Capacity Annual Hashrate (EH/s) Hashrate Assumptions Yearly Average EH/s 50 550 700 800 800 11K 158K 201K 230K 230K Total Miners Assumes Miners 100 TH/Unit 17 ILLUSTRATIVE MINING ECONOMICS Source: According to M anagement estimates (assumes the Capital Raise 2021 ). Projections exclude potential impact of further volatility in price of BTC and Network Hashrate (see Risk Factors) Note : Assumes initial BTC base price of ~$ 35K as of 6/24/2021 and illustrative monthly growth rate of 1% for BTC price and Network H ashrate. Assumes BTC halving in 6/24E 1) Gross of 99.5% up - time availability, total end of year installed capacity Annual BTC Mined Mining Assumptions 8% 10% 12% 19% 28% 2.7% 4.4% 5.9% 6 .1% 5.5% % of Network Hashrate (Yearly Average) % Transaction Fees (as % of total BTC earned) BTC Award Transaction Fees bitcoins 31% 0.3% 375 108K (1)

$368 $366 $582 $219 2021E 2022E 2023E 2024E 2025E 2026E $8 $354 $654 $728 $665 $706 2021E 2022E 2023E 2024E 2025E 2026E $9 $380 $700 $794 $741 $783 2021E 2022E 2023E 2024E 2025E 2026E 34 58 100 136 137 403 749 856 795 843 $10 $438 $807 $956 $931 $980 2021E 2022E 2023E 2024E 2025E 2026E 18 FINANCIAL PROJECTIONS Total Revenue EBITDA Gross Profit Capex Source: According to Management estimates (assumes the Capital R aise 2021). Projections exclude potential impact of further volatility in price of BTC and Network Hashrate (see Risk Factors) Note: Assumes initial BTC base price of ~$35K as of 6/24/2021 and illustrative monthly growth rate of 1% for BTC price and Ne two rk H ashrate. Assumes BTC halving in 6/24E 1) Summary projections exclude additional capex in 2025E/2026E. Any additional capex will result in incremental value in 2025E and beyond $40K $45K $51K $57K $64K 80% 81% 81% 76% 71% 72% Margin $mm $mm $mm BTC $37K BTC Revenue Data Center Revenue $mm Phase I – VII Capex Illustrative Additional Capex (1) Illustrative (1) Illustrative (1) Illustrative (1) Price (Avg.) Fully funded plan after Capital Raise 2021 with investment through cash flow from operations

RESILIENCY TO BTC PRICES

TERAWULF

Illustrative Sensitivity to BTC and Power Prices

Revenue By Year to BTC Price[1]

$mm (except BTC price)	BTC Revenue				
BTC Price	2021E	2022E	2023E	2024E	2025E
$20,000	$5	$292	$485	$524	$502
$30,000	6	348	579	595	504
$35,000	6	359	596	613	509
$40,000	7	366	608	625	515
$50,000	8	388	642	660	539

CY 2022E BTC EBITDA[1]

$mm (except BTC price)	BTC Price				
Power Price $/MWh	$20,000	$30,000	$35,000	$40,000	$50,000
25	$211	$266	$276	$283	$305
35	189	244	254	261	283
45	167	221	232	238	260
55	144	199	209	216	238
65	122	177	187	194	215

A 30% reduction in BTC price (i.e., $50K to $35K) translates into only a ~10% reduction in EBITDA ($305mm to $276mm), subject to breakeven floor

While BTC Price Directly Impacts Revenue…

- By 2023, assuming no growth from a BTC price of $35K, TeraWulf would still generate $596mm in BTC revenue, while at a fixed BTC price of $50K TeraWulf would generate $642mm in revenue in 2023
  - A BTC price of $20K in 2023 would still lead to $485mm in revenue

… TeraWulf's Leadership on Cost Curve is a Competitive Advantage

- TeraWulf's low power price of $25/MWh leads to profitability in CY 2022 even with a $20K BTC price
- In 2022, a BTC price of $35K would lead to $276mm in TeraWulf BTC EBITDA, while a $50K price would lead to $305mm in BTC EBITDA

$	Fully Loaded Cost Per BTC Mined[2]				
2021E	2022E	2023E	2024E	2025E	2026E
$5,414	$5,809	$6,461	$9,534	$13,635	$15,008

Source: According to Management estimates (assumes the Capital Raise 2021). Illustrative sensitivity exclude potential impact of further volatility in price of BTC and Network Hashrate (see Risk Factors)
Note: Assumes initial BTC base price of ~$35K as of 6/24/2021 and illustrative monthly growth rate of 1% for BTC price and Network Hashrate. Assumes BTC halving in 6/24E
1) Yearly Revenue and 2022E EBITDA sensitivities based upon fixed BTC price assumed for the illustrative ranges shown. BTC EBITDA excludes Data Center Revenue
2) Assuming initial BTC base price of ~$35K as of 6/24/2021 and illustrative monthly growth rate of 1%

19

WELL DEFINED CAPEX PLAN

TERAWULF

$mm, miners in (000s)

Pro Forma Transaction	Delivery Date	Order Capacity MW	Order # Of Miners	Order Infrastructure Cost (1)	Order Miner Cost (2)
★Phase I	11/1/2021	75	22	$46	$108
★Phase II	1/1/2022	100	29	25	146
★Phase III	4/1/2022	50	14	13	75
★Phase IV	7/1/2022	150	43	38	229
★Phase V	6/1/2023	175	50	44	292
★Phase VI	1/1/2024	150	43	38	265
★Phase VII	1/1/2025	100	29	25	194

Year	Year Ending December 31			
	Capex (3)	EBITDA	FCF (4)	Cumulative FCF
2021E	$368	$8	$20 (5)	$20
2022E	366	354	(13)	7
2023E	582	654	72	79
2024E	219	728	509	588
2025E	-	665	665	1,253

★ *Clear line of sight on Miner Pipeline*

$mm Completed Planned

Sources	
Private Raise 2021 (Completed in March)	$30
Private Raise 2021 (Completed in June)	$50
Capital Raise 2021(6)	$300
Total Sources(5)	**$380**

Uses

	★ Phase I	★ Phase II	Total
Infrastructure Cost	$46	$25	$71
Miner Cost	$108	$146	$253
Cash to B.S.(6)			$12
Total Uses(7)			**$380**

Under Contract Mining Suppliers

- Bitmain S19j Pro
  - ✓ 100 TH/s per miner
  - ✓ 29.5 J/TH power draw
  - ✓ Multinational semiconductor company, HQ in Beijing
- Miner-Va MV7 ASIC SHA256 Miner
  - ✓ 100 TH/s per miner
  - ✓ 34.0 J/TH power draw
  - ✓ Lab/factories in Calgary, Canada, and China (Shanghai, Shenzhen, Dongguan)
  - ✓ Specialized miner product design and manufacturer

Source: According to Management estimates (assumes the Capital Raise 2021)
1) Assumes $250K per additional MW added beyond initial start-up in Phase I
2) Assumes initial Miner cost of $5K per unit with 10% annual price appreciation
3) According to Managements estimates on timing of when order Capex is paid
4) FCF assumed to equal EBITDA less Capex
5) Includes cash proceeds from the Capital Raise 2021
6) Funding need assumed to be covered by the Capital Raise 2021
7) Excludes transaction fees and includes $44mm of Phase III & IV Capex paid in 2021

20

0.0 6.0 12.0 18.0 24.0 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% TeraWulf Hashrate (EH/s) % of Network Hashrate 4 /30/22 5.4 54K 142 MW 2 /28/22 36 K 800 MW 230K 6 /30/25 20 .1 201 K 21 CLEAR LINE OF SIGHT TO CONTINUED BUILDOUT 4/30/21 Follow - on #1 TeraWulf Hashrate and Share of Network Hashrate Installed Capacity 200 MW Miners Online 375 MW 9 /30/22 108 K 550 MW 8 /31/23 158 K +22K +29K Clear line of sight on Miner Pipeline Source: According to Management estimates (assumes the Capital Raise 2021 ). Projections exclude potential impact of further volatility in price of BTC and Network Hashrate (see Risk Factors) Note : Assumes initial BTC base price of ~$ 35K as of 6/24/2021 and illustrative monthly growth rate of 1% resulting in illustrative price of BTC of $68K by YE 26E, N etwork H ashrate of 442 EH/s by YE 26E assuming 1% Network H ashrate growth rate or up to 12.5 EH/s per month as based on economic decision of competing miners subject to assumed price o f B TC and BTC halving in 6/24E. And also assumes high power prices and inefficient miners retire when mining costs are greater than the cost of BTC created 1) Dates include b uild out time following miner delivery date to reach fully ramped up TeraWulf h ashrate subject to miner order size (approximately 3 months) Phase I Phase II Phase III Phase IV Phase V Phase VI Phase VII Additional Phases 7 00 MW +7K +29K +57K +29K +57K 10.8 15.8 23.0 3 /31/24 3 .6 TeraWulf Hashrate (EH/s ) (1) TeraWulf % of Network Hashrate Miner delivery dates

SUMMARY P&L

TERAWULF

($mm), BTC Flow and BTC Balance in BTC

	Year ending December 31						
	2021E	2022E	2023E	2024E	2025E	2026E	2027E
BTC Revenue	$7	$403	$749	$856	$795	$843	$879
Data Center Revenue	3	34	58	100	136	137	140
Total Revenue	**$10**	**$438**	**$807**	**$956**	**$931**	**$980**	**$1,018**
Power Expense	(1)	(56)	(103)	(158)	(186)	(192)	(196)
Pool Fees	(0)	(2)	(4)	(4)	(4)	(4)	(4)
Gross Profit	**$9**	**$380**	**$700**	**$794**	**$741**	**$783**	**$818**
Total Mining Operations Expense	(0)	(8)	(15)	(22)	(25)	(26)	(26)
Total Fixed Cost	(1)	(26)	(47)	(66)	(76)	(78)	(79)
EBITDA	**$8**	**$354**	**$654**	**$728**	**$665**	**$706**	**$738**
% Margin	*79.8%*	*80.8%*	*81.0%*	*76.1%*	*71.5%*	*72.0%*	*72.5%*
Capex	**(368)**	**(366)**	**(582)**	**(219)**	-	-	-
Cash Flow From Financing	**380**(1)						
Free Cash Flow	**$20**	**($13)**	**$72**	**$509**	**$665**	**$706**	**$738**
Cumulative Cash Flow	**$20**	**$7**	**$79**	**$588**	**$1,253**	**$1,959**	**$2,697**
BTC Flow (2)				*bitcoins*	**9,265**	**8,836**	**8,259**
Cumulative BTC Balance				*bitcoins*	**17,781**	**26,617**	**34,875**
Cumulative BTC Balance in $mm(3)				*$mm*	**$1,015**	**$1,713**	**$2,529**

Assumptions

	2021E	2022E	2023E	2024E	2025E	2026E	2027E
BTC Price (Average)	$37,209	$39,915	$44,978	$50,683	$57,110	$64,352	$72,514
Network Hashrate (EH/s) (Average)	242.0	259.6	292.4	329.2	370.5	417.0	469.4
TeraWulf Hashrate (EH/s) (Average)	0.7	7.2	13.1	19.5	22.6	23.0	23.0
TeraWulf % of Network Hashrate	*0.3%*	*2.7%*	*4.4%*	*5.9%*	*6.1%*	*5.5%*	*4.9%*

Source: According to Management estimates (assumes the Capital Raise 2021). Projections exclude potential impact of further volatility in price of BTC and Network Hashrate (see Risk Factors)
Note: Assumes initial BTC base price of ~$35K as of 6/24/2021 and illustrative monthly growth rate of 1% for BTC price and Network Hashrate. Assumes BTC halving in 6/24E

1) $380mm in cash flow from financing from capital raises contemplated in 2021 including the Capital Raise 2021
2) BTC Revenue less total costs and Capex in BTC, excludes Data Center Revenue in $
3) At average BTC price each year

22

SELECTED RISK FACTORS

Risks Relating to Our Business and Management

- We have a limited operating history and a history of operating losses, and expect to incur significant additional operating losses.
- We depend on our senior management team, and the loss of their services would have a material adverse effect on our business.
- Our future success depends on our ability to expand our organization to match the growth of our activities. Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.
- We will need to raise additional capital to meet our business requirements in the future, such capital raising may be costly or difficult to obtain or may not be obtained (in whole or in part) and if obtained will dilute current stockholders' ownership interests.
- Security threats to us could result in, a loss of our digital assets, or damage to the reputation and our brand, each of which could adversely affect an investment in us.

Risks Relating to Digital Asset Networks and Digital Assets

- The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us.
- Significant contributors to all or any digital asset network could propose amendments to the respective network's protocols and software that, if accepted and authorized by such network, could adversely affect an investment in us.
- The open-source structure of the bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the bitcoin network and an investment in us.
- If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in us.
- If the reward of digital assets for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending hashrate to solve blocks and confirmations of transactions on the blockchain could be slowed temporarily.
- To the extent that the profit margins of digital asset mining operations are not high, operators of digital asset mining operations are more likely to immediately sell their digital assets earned by mining in the digital asset exchange market, resulting in a reduction in the price of digital assets that could adversely impact an investment in us.
- To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that digital asset network, which could adversely impact an investment in us.
- The acceptance of digital asset network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in any digital asset network could result in a "fork" in the respective blockchain, resulting in the operation of two separate networks until such time as the forked blockchains are merged. The temporary or permanent existence of forked blockchains could adversely impact an investment in us.
- Intellectual property rights claims may adversely affect the operation of some or all digital asset networks.
- The digital asset exchanges on which digital assets trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other products. To the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in a reduction in the price of some or all digital assets and can adversely affect an investment in us.
- Digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could adversely affect an investment in us.
- We may not have adequate sources of recovery if our digital assets are lost, stolen or destroyed.
- The loss or destruction of a private key required to access a digital asset may be irreversible. Our loss of access to our private keys or our experience of a data loss relating to our Company's digital assets could adversely affect an investment in our Company.
- Because many of our digital assets are held by digital asset exchanges, we face heightened risks from cybersecurity attacks and financial stability of digital asset exchanges.
- If the award of digital assets for solving blocks and transaction fees for recording transactions are not sufficiently high to cover expenses related to running data center operations, it may have adverse effects on an investment in us.
- As the number of digital assets awarded for solving a block in the blockchain decreases, the incentive for miners to continue to contribute processing power to the respective digital asset network will transition from a set reward to transaction fees.
- Fluctuations in the price of bitcoin may significantly influence the market price of our Common Stock. The price of bitcoin may be influenced by regulatory, commercial, and technical factors that are highly uncertain. The price of bitcoin is extremely volatile and the Company's business operations are no longer economical below the Company's BTC breakeven point

Risks Relating to Regulatory and Political Matters

- Regulatory changes or actions may restrict the use of bitcoins or the operation of the bitcoin network in a manner that adversely affects an investment in us.
- It may be illegal now, or in the future, to acquire, own, hold, sell or use digital assets in one or more countries, and ownership of, holding or trading in our securities may also be considered illegal and subject to sanction.
- If regulatory changes or interpretations of our activities require our registration as a money services business ("MSB") under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to register and comply with such regulations.
- Current interpretations require the regulation of bitcoins under the CEA by the CFTC, we may be required to register and comply with such regulations. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses to us. We may also decide to cease certain operations. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors.
- If regulatory changes or interpretations require the regulation of bitcoins under the Securities Act and Investment Company Act by the Commission, we may be required to register and comply with such regulations.
- If federal or state legislatures or agencies initiate or release tax determinations that change the classification of bitcoins as property for tax purposes (in the context of when such bitcoins are held as an investment), such determination could have a negative tax consequence on our Company or our shareholders.
- Regulatory change reclassifying bitcoin as a security could lead to our classification as an "investment company" under the Investment Company Act of 1940 and could adversely affect the market price of bitcoin and the market price of our Common Stock.

Risks Relating to the Mergers

- The Mergers may be completed even though certain events occur prior to the closing that materially and adversely affect TeraWulf or IKONICS.
- Some TeraWulf and IKONICS officers and directors have interests in the Mergers that are different from yours and that may influence them to support or approve the Mergers without regard to your interests.
- The market price of the Common Stock following the Mergers may decline as a result of the Mergers.
- Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
- The Mergers may not occur (irrespective of whether the conditions are satisfied).

Mining powers Bitcoin. TeraWulf POWERS SUSTAINABLE MINING . info@TeraWulf.com Merger Announcement